

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 23, 2018

<u>Via E-mail</u>
Mr. Gilbert Lee, Chief Financial Officer
Fuling Global, Inc.
6690 Grant Way
Allentown, PA 18106

      Re: **Fuling Global, Inc.**
              Form 20-F for the year ended December 31, 2017
              Filed March 30, 2018
              File No. 1-37602

Dear Mr. Lee:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2017</u>

<u>Item 3. Key Information</u>

<u>D. Risk Factors</u>

<u>If we are unable to implement and maintain effective internal control over financial reporting…, page 13</u>

1.   We note your disclosure that you are in the process of designing, implementing and testing internal controls over financial reporting. Please revise this risk factor, if appropriate, to indicate that you have completed your design of internal controls over financial reporting. Further, please revise this risk factor to discuss the risks associated with the material weakness in your internal controls that is discussed on page 96.

Item 4. Information on the Company

A. Operating Results

Revenue by Geographic Area, page 46

2.   We note your disclosure here, and elsewhere in the filing, which indicates that your revenue does not include income from sources other than serviceware products, which are mainly sales of raw material and recyclable waste. Please quantify these revenues and tell us where you record the income on the statement of operations.

F. Tabular Disclosure of Contractual Obligations, page 77

3.   In future filings please include the interest associated with debt in your table of contractual obligations. In addition, please include footnote disclosure to explain how you calculated your expected interest obligation.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 94

Interest Rate Risk, page 94

4.   Please tell us what the impact to profit attributable to equity owners would have been had interest rates increased/decreased by 1%. Please ensure that future disclosures provide this quantification.

Item 15. Controls and Procedures, page 96

(b) Management's annual report on internal control over financial reporting.

5.   Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to Item 308(a)(2) of Regulation S-K.

6.   Please disclose management's plans of remediation of material weaknesses noted, including a discussion of the actions you have taken to carry out such plans and the current status of your efforts.

7.   You disclose that your independent auditor proposed a number of significant adjustments in connection with the audit as a result of the material weaknesses identified. Please tell us the reason for each of the adjustments and quantify the impact of each adjustment on your consolidated financial statements. Also, tell us why none of the adjustments relate to prior period and explain in detail why you believe the timing of each adjustment is appropriate.

<u>(d) Changes in internal control over financial reporting, page 96</u>

8.   You conclude your internal control over financial reporting was ineffective as of December 31, 2017. You also conclude that there have been no material changes in your internal controls over financial reporting occurred during the twelve months ended December 31, 2017. In light of disclosure on page 84 of your 2016 Form 20-F that you maintained effective internal control over financial reporting as of December 31, 2016, please explain to us your basis for concluding that there were no material changes in internal control over financial reporting during 2017.

<u>Notes to the Consolidated Financial Statements</u>

<u>Note 3 – Accounts Receivable, Net, page F-16</u>

9.   In future filings please include a roll forward of your allowance for doubtful accounts. To the extent that any material changes are noted in your allowance, please provide a discussion of the factors which led to those changes. In this regard, we note that you recorded a significant change in your bad debt provision which is reflected in your statement of cash flows, but not discussed in your results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732, Sisi Cheng (202) 551-5004 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and
Construction